UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 1, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals Incorporated
File No. 001-33093 - CF# 24373

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Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2009.

Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.323	through November 9, 2019
Exhibit 10.331	through November 9, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel